January 31, 2013

VIA EDGAR

Division of Corporate Finance
Mail Stop 3561
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Ms. Angie Kim; Ms. Lilyanna L. Peyser

Re:          Omagine, Inc.

Registration Statement on Form S-1
Filed September 12, 2012
File No. 333-183852

Post-Effective Amendment No. 2 to Form S-1
Filed September 12, 2012
File No. 333-175168

Dear Ms. Kim and Ms. Peyser:

This letter is in relation to (i) Amendment 1 to the Registration Statement on Form S-1 (File No. 333-183852) and (ii) Post-Effective Amendment No. 3 to Form S-1 (File No. 333-175168) (collectively, the “S-1 Filings”).

Please be advised that we have today filed the S-1 Filings with the SEC in accordance with our most recent letter relating thereto dated October 26, 2012.

The Company hereby acknowledges the following:

•
that should the Commission or the staff, acting pursuant to delegated authority, declare one or both of the S-1 Filings effective, it does not foreclose the Commission from taking any action with respect to any such S-1 Filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring one or both of the S-1 Filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the S-1 Filings; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filings mentioned above.

Very truly yours,

By:	/s/ Frank J. Drohan
Frank J. Drohan
President and Chief Executive Officer